INDOSAT BONDS OVERSUBSCRIBED

Strong Investor Demand Drives the increase of offering to Rp 3 Trillion

Jakarta, 7 May 2007, PT Indosat Tbk. (“Indosat” or “Company”) announced today that following the book building period from 18 – 30 April 2007, the Company has decided to increase the size of its bonds offering from Rp 2 trillion to Rp 3 trillion. This is due to higher demand from investors, which is approximately twice of initial offering size. This oversubscription shows a strong confidence of financial community to Indosat and its business sustainability and its continuing ability to fulfill its commitment to bondholders. The Company has submitted its plan to increase the size of bonds issuance to Bapepam today.

Indosat previously planned to offer Conventional Bond, Indosat Bond V, amounting to Rp 1.7 trillion and Sukuk, Indosat Sukuk Ijarah II, amounting to Rp 300 billion as announced during the Public Expose held in Jakarta on 18th April 2007.

Indicative coupon for conventional bond for 7 years (Series A) ranging from 10.15% to 10.50% and for 10 years (Series B) ranging from 10.65% to 10.90%.  For Ijarah based sukuk, the installment ranging from Rp 30.45 billion to Rp 31.50 billion per annum.

Due to the oversubscription, subject to Bapepam approval, the bond issuance will be as follows:

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Series A of Indosat Bond V amounting to Rp 1,230,000,000,000

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Series B of Indosat Bond V amounting to Rp 1,370,000,000,000

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Sukuk Ijarah II amounting to Rp 400,000,000,000

“We thank our investors for their confidence in Indosat’s business. As we have mentioned before, the proceeds obtained from these bonds will be used to finance our capital expenditure amounting to at least US$ 1 billion this year as we plan to expand our telecommunications network by adding between 3500 – 4000 new BTS.” said Kaizad B. Heerjee, Deputy President Director PT Indosat.

Indosat will finalize its Conventional and Sukuk filing to the Capital Market within this week. Both bonds are expected to be issued on 29 May 2007 at the Surabaya Stock Exchange.

PT. Pemeringkat Efek Indonesia (”PEFINDO”) as the rating company appointed by the Indosat, issued the  rating of idAA+; (Double A Plus; Stable Outlook) for Indosat Bond V and idAA(sy)+ (Double A Plus; Stable Outlook) for Indosat Sukuk Ijarah II.

Acting as Joint Lead Underwriters for the Bonds are PT Danareksa Sekuritas and PT Andalan Artha Advisindo Sekuritas.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunications or fixed voice service (IDD service such as IDD 001, IDD 008 and FlatCall 01016 and fixed wireless access such as StarOne and I-Phone). Indosat also provides fixed data (MIDI) services through Indosat and its subsidiary companies, Indosat Mega Media (IM2) and Lintasarta. In addition, Indosat provides 3.5 G cellular service with HSDPA technology. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax  : 62-21-3804045

E-mail : investor@indosat.com

Divisi Investor Relations

Telp : 62-21-3869615

Fax  : 62-21-3804045

E-mail : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.